August 1, 2008

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Union Pacific Corporation

Form 10-K for the Year Ended December 31, 2007

File No. 001-06075

Dear Mr. Fay:

Union Pacific Corporation (the “Company”) respectfully submits the following information and comments in response to your comment letter dated June 30, 2008, regarding the Company’s letter dated May 19, 2008, and information provided as part of our discussion during the week of June 20, 2008.

Industry Overview

There are seven Class I railroads in North America: The BNSF Railway (BNSF); CSX Transportation (CSX); Canadian National (CN); Canadian Pacific (CP); Kansas City Southern (KCS); Norfolk Southern (NS); and Union Pacific (UP).

The railroad industry switched from betterment accounting to depreciation accounting in 1983. At that time the Interstate Commerce Commission (ICC), predecessor to the Surface Transportation Board (STB), dictated units of property for most asset classes. The primary exception was track assets (rail, ties, and ballast). The ICC required the replacement of track assets to be accounted for as capital assets when these items were replaced as part of a replacement program. Consequently, the costs of annual rail, tie, and ballast replacement programs were to be capitalized. Each railroad developed its own units of property for track assets, which essentially established a materiality threshold for capitalization and established an accounting convention to expense de minimus amounts that should otherwise be accounted for as assets. These units of property were then approved by the ICC. Any changes to a railroad’s

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

units of property must be reviewed and approved by the STB. The various railroads’ units of property for track assets are different, which is acceptable under STB rules. We surmise that the ICC approved these differences because replacement practices of the railroads varied widely due to geography, climate, freight commodity mix, train operations, and average length of haul. In conjunction with the units of property, the STB requires that railroads meet the “minimum rule” for additions to property. This rule specifies that additions to road property costing less than $5,000 should be expensed rather than capitalized. Based on our understanding of the Class I railroads, the treatment of expenditures as capital or expense focuses first on whether the expenditures are made in conjunction with an annual replacement program, second on whether the expenditures satisfy units of property definitions, and third on whether the minimum rule has been met.

We have addressed each of your comments below. For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

Allocation of Payroll Costs (Prior Comments 2 and 3)

1.	You refer to project supervisors in response to our prior comment number 2. Please clarify whether these project supervisors are on-site, or remote from the projects that they supervise.

Response:

The project supervisors discussed in our prior comment 2 represent approximately 675 Engineering Department management personnel. Of these 675 individuals, approximately 560 (83%) are on site (this number includes 105 individuals who are based in Omaha but spend more than 80% of their time at project sites). The other 115 employees, located in Omaha, includes approximately 58 individuals who are dedicated to capital projects (e.g., design engineers, project planners, structural designers) and 57 who spend a small amount of their time on capital projects. The 675 managers are all salaried employees. Time worked by salaried personnel is not reported at a detailed level, unlike the time worked by our hourly employees. Consequently, we allocate the time of these individuals between capital and operating expense based on daily time reporting of their subordinates. We believe time reported by subordinates represents our best estimate of managers’ time spent on capital or expense projects.

2.	Please further explain to us the reason it is appropriate to capitalize the payroll costs that relate to employees who provide materials management, crew dispatching, timekeeping, etc. It is not clear why you do not consider these costs to be general and administrative costs, which you expense as incurred.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Response:

We capitalize the payroll costs that relate to employees who provide materials management, crew dispatching, timekeeping, and other services because these costs are clearly related to, and are incurred solely as a result of, our self-constructed capital projects. Capitalization of these types of costs has been ordered by the STB and is consistent with GAAP. The 2007 PricewaterhouseCoopers accounting guide for the rail industry states that, “For self-constructed assets (e.g., track, remanufactured locomotives) meeting the unit of property test, railroads generally capitalize only direct and certain indirect overheads such as payroll additive costs, stores expense, facilities costs and work-train costs. Railroads that have adopted depreciation accounting for track structure [i.e., all of the Class I railroads including Union Pacific] are required by the STB to use ‘full absorption’ overhead capitalization (which would further include general and administrative overhead costs) for capital track projects.” It is our understanding that the other Class I railroads use capital overheads to capture the same or similar types of indirect costs with respect to their self-constructed assets.

We believe that capitalizing the payroll costs of employees who provide materials management, crew dispatching, timekeeping and other services is appropriate because it is consistent with GAAP, required by the STB, consistent with industry practice, and clearly represents a portion of the cost of self-constructing these assets.

3.	In addition, please clarify whether these employees devote any time to routine track maintenance activities, like the ones identified in your response to prior comment number one. If so, describe for us your allocation methodology and explain to us why this method is appropriate. Under paragraph 7 of SFAS 67, which you have referenced by analogy, “indirect costs that relate to several projects shall be capitalized and allocated to the projects to which they relate. Indirect costs that do not clearly relate to projects under development or construction, including general and administrative expenses, shall be charged to expense.” The paragraph 7 definition of indirect costs appears to only contemplate capitalizable projects and, consequently, it may only be appropriate to allocate payroll costs between capitalizable projects. When an employee’s time is divided between capitalizable projects and operating expense activities, it is not clear how this cost is “clearly related” to the capitalizable activities as required by paragraph 7 and the related definition in appendix A, unless the employee keeps track of his or her time. We believe employee payroll costs are unlike the other indirect costs you allocate (e.g., leased vehicles, diesel fuel, etc.), where an allocation method may more accurately represent the costs related to a project.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Response:

Employees who provide materials management, crew dispatching, timekeeping, and other services devote time to both capital projects and routine track maintenance, which is expensed as incurred. We allocate the payroll costs of these employees using two primary methodologies. For materials management, we allocate labor dollars based on the cost of materials used for capital projects versus the cost of materials charged to operating expense. For the other indirect costs, we allocate labor dollars based on percentages of total labor devoted to capital projects versus operating expense. The employees who provide materials management, crew dispatching, timekeeping, and other services do not track their time by project; however, as we noted in our response to your comment 2 above, it is appropriate to capitalize these costs under GAAP, and capitalization is required by the STB. We believe our allocation methodology provides the best estimate for determining costs incurred with respect to capital projects.

Replacement of Rail (Prior Comments 5 and 7)

4.

We note that your tangent rail projects vary in length, with five miles and longer being typical and shorter lengths being atypical. We believe this five mile and longer length to be the case, in part, because of the cost involved in deploying crews and equipment. Consequently, we would not expect there to be a significant amount of isolated  1/4 mile replacements of rail. In addition, the significant disparity between your typical capital program length and your  1/4 mile unit of property for rail may be an indication that the  1/4 mile replacements of rail should not be accounted for as part of your capital program. With that, please quantify for us the number of quarter mile replacements of rail made during 2007, and provide any other information that you believe would enhance our understanding of your accounting.

Response:

The scope of our scheduled tangent rail replacement projects is quite large because of the cost of deploying crews and equipment and of halting normal freight operations while work is performed. Our typical tangent rail gang employs approximately 120 individuals along with multiple pieces of heavy equipment spread over a large area. The scheduled tangent rail replacement projects completed during 2007 all involved one mile of rail or more. These projects were planned during November of 2006 as part of our tangent rail replacement program for 2007. We also completed 22 unscheduled tangent rail replacement projects ranging from  1/4 mile to one mile as a result of safety and special circumstances during 2007.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

In determining our accounting policy for fixed assets, we considered FASB Concept Statement 6, Elements of Financial Statements, which defines assets as probable future economic benefits obtained or controlled by a company as a result of past events. In addition, the 2008 CCH GAAP Guide states that fixed assets have two primary characteristics:

1.	They are acquired for use in operations and enter into the revenue-generating stream indirectly. They are held primarily for use, not for sale.

2.	They have relatively long lives.

In our judgment,  1/4 mile of rail meets both of these characteristics because it is critical in our revenue-generating stream (train operations would not be possible without rail) and because it has a long life (composite life of approximately 24 years). The cost of replacing  1/4 mile of rail should not be the major consideration in determining whether the rail is a capitalizable asset. In our judgment, our unit of property is acceptable and appropriate because it meets the requirements of GAAP, it has been approved by the STB, and the cost of replacing  1/4 mile of tangent rail exceeds the STB’s $5,000 minimum rule (our cost for  1/4 mile is approximately $120,000).

We understand that our unit of property is in the middle of other Class I railroads’ units of property, which range from 39 feet (one stick of rail) to one mile.

Track Surfacing (Prior Comment 10)

(a) Undercutting

5.	You have indicated that your unit of property for undercutting is one net ton of ballast. In regard to this unit of property, please tell us (i) the approximate dollar amount that is capitalized in connection with one net ton of ballast; (ii) the approximate length of track that corresponds to one net ton of ballast; and (iii) the average length, and range of lengths, of continuous track that is part of an individual undercutting project.

Response:

Track undercutting involves the removal and replacement of ballast and sub-grade that has become contaminated with silt, mud, and other matter that inhibit proper drainage of the track. During undercutting, a crew of approximately 36 individuals employs specialty equipment to remove the contaminated ballast and sub-grade, replace any bad ties, replace the ballast with new or reclaimed ballast, and then surface and line the track to meet the U.S. Department of

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Transportation’s Federal Railroad Administration (FRA) standards for the applicable class of track. We manage our undercutting program in the same manner as our rail and tie replacement programs; the program is planned in November and executed in the following year. Undercutting is also similar to the rail and tie replacement programs because an existing asset is retired and replaced with a new asset. The scope of undercutting projects can have a wide range, from  1/4 mile to as many as 20 miles; however, projects are generally more than one mile but less than five miles in length.

The standard price paid in 2007 for one net ton of ballast was $7.02; however, the average cost capitalized in connection with replacement projects was approximately $42 per net ton because most of the cost associated with ballast is not the cost of the rock, but rather the cost of the labor, machinery, and fuel used in its installation. In addition, the amount capitalized for one net ton can have a wide range depending on the nature of the work performed. For undercutting projects, the cost per net ton is higher than for surfacing and lining projects because of the amount of work being done, which requires more labor and more costly equipment. The length of track that corresponds to one net ton of ballast depends on the amount of ballast and sub-grade that must be removed below the bottom of the ties (the amount of undercutting can range from six to twelve inches depending on the degree of contamination that exists), the type of ballast being used, the terrain around the track, the amount of ballast that can be reclaimed and reused, and the amount of ballast required to meet FRA standards for the applicable class of track. Consequently, the number of railroad carloads of ballast required per mile can range from 30 to 60 (represents 2,850 to 5,700 net tons per mile).

6.	Please explain to us why the replacement of one net ton ballast is not considered the repair and maintenance of track structure. Since ballast is a component of track structure, it appears that it should be evaluated against it. In addition, explain to us why you believe one net ton of ballast is substantial, and not more akin to the routine replacement of a minor part, which you expense as incurred. Based on the information provided to us, we note that the cost to replace ballast is approximately $29 per foot ($48,000,000 / (311 miles * 5,280 feet per mile)). Accordingly, it appears that the replacement of less than a substantial length of ballast might be considered similar to the replacement of a minor part.

Response:

The replacement of ballast is not considered repair and maintenance of track structure because ballast is a separate asset class and meets the GAAP definition of an asset. When ballast is installed as part of an undercutting or surfacing and lining project, it represents a new asset and not the improvement of an existing asset. Consequently, significant cost is not the basis for capitalization.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

FASB Concept Statement 6, Elements of Financial Statements, defines assets as probable future economic benefits obtained by a company as a result of past events. In addition, the 2008 CCH GAAP Guide states that fixed assets have two primary characteristics:

1.	They are acquired for use in operations and enter into the revenue-generating stream indirectly. They are held primarily for use, not for sale.

2.	They have relatively long lives.

Ballast, even in relatively small quantities such as one net ton, meets both of these characteristics because it is critical in our revenue-generating stream (train operations would not be possible without ballast to provide stability to the rail and ties) and because it has a long life (34 years based on our most recent useful life study). Cost should not be the basis for determining whether a ton of ballast is a fixed asset. We believe that expensing the cost of an asset based on materiality is not consistent with GAAP. In addition, both undercutting and track lining programs involve the replacement of ballast because the ballast has become contaminated with silt, mud, and other matter; deteriorated; buried in the grading substructure; or shifted off of the track. Consequently, a new asset is installed and the old asset retired.

As we discussed in our response to question 5 above, the scope of undercutting projects can range from  1/4 mile to as many as 20 miles, with projects generally exceeding one mile in length. During 2007, we capitalized an average of $154,000 for each mile of track that was undercut. However, we believe that the average length of a project or the average project cost should not be the basis for determining whether a capitalizable asset exists. Ballast is (i) a separate track component; (ii) when separate track components are replaced as part of track replacement programs (such as an undercutting program), the STB requires that the costs be capitalized; (iii) one net ton of ballast represents a separate asset and, as a result, is capitalizable under GAAP; (iv) our unit of property has been approved by the STB; (v) any change to the unit of property would require STB approval; (vi) we have consistently applied our unit of property since its adoption in 1983; and (vii) all projects must meet the STB minimum rule for capitalization. There are different acceptable units of property approved by the STB, and we believe that our minimum unit of property is appropriate for the reasons discussed above. We understand that the other Class I railroads assess undercutting projects in the same manner as we do (i.e., if the undercutting is performed as part of an annual replacement program, the work is capitalizable, so long as the costs exceed the STB minimum rule).

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

(b) Track Lining

7.	Please explain to us why the addition of one net ton ballast to existing track structure is not considered the repair and maintenance of the track structure. Since ballast is a component of track structure, it appears that it should be evaluated against it. In addition, explain to us why you believe one net ton of ballast is substantial, and not more akin to the routine replacement of a minor part, which you expense as incurred. Based on the information provided to us, we note that the cost to track line is approximately $7,875 per mile ($48,000,000 / 6,095 miles). Consequently, track lining one mile of track may be similar to the routine replacement of a minor part. We note that this amount is substantially less than the $2.7 million average cost of new track.

Response:

The replacement of ballast is not considered repair and maintenance of track structure because ballast is a separate asset class and meets the GAAP definition of an asset. When ballast is installed as part of an undercutting or surfacing and lining project, it represents a new asset and not the improvement of an existing asset. Consequently, significant cost is not the basis for capitalization.

FASB Concept Statement 6, Elements of Financial Statements, defines assets as probable future economic benefits obtained by a company as a result of past events. In addition, the 2008 CCH GAAP Guide states that fixed assets have two primary characteristics:

1.	They are acquired for use in operations and enter into the revenue-generating stream indirectly. They are held primarily for use, not for sale.

2.	They have relatively long lives.

Ballast meets both of these characteristics because it is critical in our revenue-generating stream (train operations would not be possible without ballast to provide stability to the rail and ties) and because it has a long life (34 years based on our most recent life study). Cost should not be the basis for determining whether a ton of ballast is a fixed asset. In our judgment, expensing the cost of an asset based on materiality is not consistent with GAAP. In addition, surfacing and lining programs involve the replacement of ballast that no longer exists because the ballast has deteriorated, been buried in the grading substructure, or shifted off of the track. Consequently, a new asset is installed and the old asset retired.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

In our judgment, one net ton of ballast represents an asset, and as such, is capitalizable under GAAP. This conclusion is based on the characteristics of assets above. Furthermore, ballast is (i) a separate track component; (ii) when separate track components are replaced as part of track replacement programs (such as surfacing and lining programs), the STB requires that the costs be capitalized; (iii) our unit of property for ballast has been approved by the STB; (iv) any change to the unit of property would require STB approval; (v) we have consistently applied our unit of property since its adoption in 1983; and (vi) all surfacing and lining projects must meet the STB minimum rule of $5,000 for capitalization. There are different units of property approved by the STB, and we believe that our minimum unit of property is appropriate for the reasons discussed above. We understand that the other Class I railroads assess surface and lining projects in much the same manner as we do (i.e., if the project is performed as part of an annual replacement program, the work is capitalizable, so long as the costs exceed the STB minimum rule).

Rail Grinding (Prior Comment 11)

8.	We note that you incurred $26.6 million in direct rail grinding costs covering 21,000 miles of rail during 2007. You have indicated, though, that rail may require more than one pass to reach the desired result and the number of passes required varies. You have not provided any information for us to assess how many passes may typically be required. Based on the information you have provided, it appears that the cost of rail grinding is approximately $1,267 per mile of pass ($26,600,000 / 21,000 miles). We have seen one indication, on the Internet that certain rail may require upwards of ten passes, which would equate to a range of approximately $1,267 through $12,670 cost per mile. This range of costs does not appear significant and may be an indication that rail grinding is more akin to routine repairs and maintenance. Based on the preceding, please provide us a further analysis explaining why the cost of rail grinding is an appropriately capitalizable cost.

Response:

We capitalize rail grinding because it (1) extends rail life; (2) improves rail profile, which reduces derailments; (3) improves the rail surface, which reduces derailments; and (4) improves rail shape, which promotes better riding stability. See Appendix A for a list of publications that provide support that rail grinding extends the life of rail. FASB Concept Statement 6, Elements of Financial Statements, defines assets as probable future economic benefits obtained by a company as a result of past events. In addition, 2008 CCH GAAP Guide indicates that expenditures that extend the useful life of an asset are capitalizable if substantial. In our judgment, the costs incurred for rail grinding are consistent with GAAP. Our rail grinding program is focused on critical routes with heavy tonnage that would require more frequent

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

replacement if not ground. Rail grinding is not a standard practice across our entire system. Currently more than 50% of our track miles have never been ground nor will this track be ground in the future because extending the life of these route-miles is not operationally or economically feasible.

According to The Art and Science of Rail Grinding, rail profile correction through grinding can extend the life of rail up to 2.5 times (average of curve and tangent track life extension). The practice of preventive rail grinding was pioneered by Dr. Joe Kalousek of the National Research Council of Canada and is now widely used by Class I railroads. A 2002 article by Michael Roney, General Manager – Rail Division, National Research Council of Canada Centre for Surface Transportation Technology, which appeared in Railway Track and Structures states:

Railways reporting the most effective results [from preventive rail grinding] are scheduling a rail grinder about every 15 – 30 million gross tons of traffic. A frequent cycle is important because fatigue cracks grow faster as they get deeper, so less grinding is required to control them. In preventive grinding, the grinding supervisor is usually calling for a single pass of a large production grinder. This is sufficient to both restore the shape of the rail to a low stress profile and to remove most of the fatigue damage.

Mr. Roney concludes the article as follows:

Grinding practitioners and experts in wheel and rail management are converging on a standard practice that calls for frequent rail grinding that reshapes rail to well-thought-out rail profiles. The new thrust of grinding is to “gently” preserve the state of the top layer of the rail. The more a railway catches up with surface fatigue, the more conformal they can grind the rail to the average worn wheel.

When the technique is well-perfected, cracks are stopped and progressively cleaned up at the surface before they can penetrate the subsurface. This is starting to show better preserving of the work hardened layer at the rail surface. So while rail grinding can mitigate subsurface defects and reduce the risk of rail breaks, the future is in the control of the very start of the initiation process for rail fatigue.

Union Pacific initiated a program of preventive rail grinding in 2001. As you will note in our response to question 10 below, the number of grinding passes we make averages 1.0 for tangent rail and 1.2 for curve rail. Union Pacific’s rail grinding program is in line with Mr. Roney’s conclusions; however, we do not grind every 15 to 30 million gross tons as discussed in the article because of the significant cost and disruption to our rail system. The cost per mile ground may have a wide range as you noted in your question; however, in our judgment, the cost per pass-mile should not be a determinant in whether to capitalize or expense rail grinding.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

When we plan our annual rail grinding program, the cost per mile is not considered. Rather, we focus on the daily cost and associated productivity of the four rail grinding machines that our two rail grinding contractors provide. We typically pay between $20,000 and $25,000 per day for each of the four rail grinding machines and their crews.

In our judgment, the fact that rail grinding significantly extends the life of the rail and involves significant cost, is justification for capitalization under GAAP. Expenditures that extend the life of an asset should be capitalized under GAAP. Therefore, we believe the full cost required to achieve a 1,410 million gross ton life is not limited to the initial installation cost of the rail, but also includes the cost of any grinding necessary to achieve a life of 1,410 million gross tons. Furthermore, it is our understanding that, with one exception, all Class I railroads capitalize the cost of rail grinding because it is a life-extension project and because it is managed as part of the annual capital program for rail.

9.	In addition, please clarify what you mean by “because rail grinding is factored into the life of our rail, grinding costs are capitalized as part of our rail assets and the costs are depreciated over the same useful life as rail.” If rail grinding is factored into the useful life of rail, this would appear to be an indication that rail grinding is a routine activity that only maintains the useful life of the rail. The point that is illustrated by your last sentence appears to be analogous to the fact that routine oil changes, which are a maintenance activity, are typically factored into the useful life of automobiles. Accordingly, a Class I railroad that expenses as incurred rail grinding costs would account for the underlying rail over the extended useful life of the rail, but a Class I railroad that capitalizes rail grinding costs would account for the underlying rail over the unextended useful life of the rail.

Response:

Oil has been used as a lubricant in engines since the earliest development of automobiles, and manufacturers have consistently recommended routine oil changes to realize the expected life of the vehicle. In contrast, steel rail has been in use by railroads since the early 1800’s, but the practice of grinding rail to extend its life was not widely adopted by North American railroads until the 1980’s. In addition, rail manufacturers’ estimates of rail life (expressed in millions of gross tons) do not factor in rail grinding. Our experience indicates that rail grinding significantly extends the life of the rail beyond the manufacturers’ estimates, especially when preventive rail grinding is performed. A study (published in The Art and Science of Rail Grinding) by Canadian Pacific Railway in conjunction with the National Research Council of Canada found that curve rail (which accounts for much of our grinding costs) has an expected life of approximately 350 million gross tons on average; however, with timely grinding, this life

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

can be doubled or tripled. In our judgment, rail grinding is a life extension process that also increases capacity because we are able to operate at higher speeds and maintain a more fluid system.

The international engineering consulting firm that assists us in determining our average rail life has factored grinding into the determination of the rail life because we have a planned program to perform rail grinding. Factoring in rail grinding, the composite life for heavy rail (i.e., 130 pound rail and higher that is typically used in density one and density two service) is 1,410 million gross tons rather than a lower number if grinding were not performed. Therefore, we believe the full cost required to achieve a 1,410 million gross ton life is not limited to the initial installation cost of the rail, but also includes the cost of any grinding necessary to achieve a life of 1,410 million gross tons. Due to the use of group depreciation, grinding costs are added to the rail asset class and depreciated using the composite depreciation rate for rail. Furthermore, it is our understanding that, with one exception, all Class I railroads capitalize the cost of rail grinding because it is a life-extension project and because it is managed as part of the annual capital program for rail.

10.	Please provide us an analysis for each of the 10 sections of track that are most frequently grinded. For each section of track, provide (i) its grinding history (i.e., the dates of all previous grindings); (ii) the anticipated dates of all future grindings; (iii) the estimated annual gross tons carried over it; (iv) its estimated life in gross tons; (v) whether it is tangent rail or curve rail; (vi) its length; and (vii) the approximate number of passes that would be required to grind it.

In response to our prior comment, you have stated that the frequency rail is grinded varies. We believe more definitive information and analysis regarding frequency is necessary to determine whether it is appropriate to capitalize the cost of it. If rail grinding is a periodic activity, it would appear to be an indication that rail grinding should be expensed as incurred. Among other reasons, a recurring activity might not appreciably extend the life of the underlying asset each individual occurrence, rather only in the aggregate occurrences of the activity.

Response:

Again, we call your attention to Mr. Roney’s article from Railway Track and Structures where he noted that:

Railways reporting the most effective results [from preventive rail grinding] are scheduling a rail grinder about every 15 – 30 million gross tons of traffic. A frequent cycle is important because fatigue cracks grow faster as they get deeper, so less grinding

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

is required to control them. In preventive grinding, the grinding supervisor is usually calling for a single pass of a large production grinder. This is sufficient to both restore the shape of the rail to a low stress profile and to remove most of the fatigue damage.

Mr. Roney’s article, which was based on interviews with four of the Class I railroads, would indicate that a recurring activity like rail grinding does appreciably extend the rail life by preventing or removing fatigue damage. A study (published in The Art and Science of Rail Grinding) by Canadian Pacific Railway in conjunction with the National Research Council of Canada found that average curve rail life could be extended between 110% and 255% with various grinding strategies (the higher percentage was achievable with preventive grinding on a schedule of 15 – 30 million gross tons). Our experience is that a real benefit is achieved with each instance of rail grinding. Furthermore, the financial benefits are quite significant because rail replacements, which for us cost approximately $500,000 per mile, are delayed.

With respect to your request for data related to 10 sections of track, we provide the schedule below. We offer the following points of clarification:

•

You requested information for “sections of track”; however, we manage our rail grinding program by sub-division and have presented the data accordingly. Our sub-divisions can vary widely in length (the sub-divisions included in the schedule range from 40.3 miles to 165.5 miles).

•

You requested dates of all previous grindings; however, we have provided information subsequent to January 2004. We went through significant efforts to provide the following information and data prior to 2004 was not readily available and has not been included.

•

The section of our mainline that is most frequently ground typically has two or even three tracks, each of which has a unique grinding schedule. Consequently, you will see three entries for Kearney, each representing a separate mainline track.

•

Out-of-face grinding represents instances in which all track is ground between the beginning and ending mileposts. For example, in November 2004, out-of-face grinding was performed on the South Morrill #2 track, which means that the entire 165.5 mile length of the track was ground.

•	The number of grinding passes required averages 1.0 for tangent rail and 1.2 for curve rail.

•

We cannot provide you estimated lives for each of the 10 sections of track due to our use of group depreciation, which uses composite depreciation rates for similar assets such as rail. Currently, tangent rail has an estimated life ranging from 1,200 to 2,000 million gross tons (MGT) depending on the type of rail and grinding cycle, and curve rail has an estimated life ranging from 140 to 660 million gross tons depending on the

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

degree of the curve, type of rail, and grinding cycle. The composite life for heavy rail (i.e., 130 pound rail and higher that is typically used in density one and density two service) is 1,410 million gross tons.

	Length (miles)			Grinding History	Future Grinding	Annual MGT
Track Section	Total	Tangent	Curves
South Morrill # 2	165.5	140.8	24.7	Nov 04 - OOF, May 05 - OOF, Nov 05 - OOF, May 06 - OOF, Aug 06 - OOF, May 07 - OOF, Feb 08 - OOF	Aug 08 -OOF, Dec 08 - OOF	244
Powder River # 2	105.9	66.4	39.5	April 05 - OOF, Oct 05 - OOF, May 06 - OOF, Aug 06 - OOF, May 07 - OOF, Feb 08 - OOF	Aug 08 - OOF, Nov 08 - OOF	243
Kearney # 3	106.4	94.9	11.5	May 04 - OOF, Aug 04 - OOF, Jan 05 - OOF, May 05 - OOF, Nov 05 - OOF, June 06 - OOF, Sept 06 - OOF, June 07 - OOF, Mar 08 - OOF	Sept 08 - OOF, Feb 09 - OOF	223
Kearney # 1	106.4	94.9	11.5	Mar 04 - OOF, Oct 04 - CO, June 05 - OOF, Aug 06 - OOF, Dec 07 - OOF	Aug 08 - CO, Jan 09 - OOF	130
Boone # 1	121	94.23	26.77	Feb 05 - OOF, July 05 - CO, May 06 - OOF, Mar 07 - OOF, Dec 07 - CO	July 08 - OOF, Oct 08 - CO	128
Kearney # 2	106.4	94.9	11.5	Aug 04 - OOF, July 05 - OOF, Oct 05 - CO, May 06 - OOF, April 07 - OOF	Mar 09 - OOF	90
Blair	40.3	21.85	18.34	Sept 05 - OOF, May 06 - OOF, April 07 - OOF, Dec 07 - OOF	July 08 - OOF, Oct 08 - OOF	72

OOF = out-of-face grinding
CO = curves only

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

	Length (miles)			Grinding History	Future Grinding	Annual MGT
Track Section	Total	Tangent	Curves
Powder River # 1	105.9	66.4	39.5	April 04 - CO, Oct 05 - CO, May 06 - CO, Aug 06 - OOF, May 07 - CO, Feb 08 – OOF	Aug 08 - CO, Nov 08 - OOF	48
Boone # 2	121	94.23	26.77	Aug 05 - OOF, Feb 06 - OOF, Feb 07 - OOF, Oct 07 - CO, May 08 - OOF	Oct 08 - OOF, Mar 09 - CO	47
South Morrill # 1	165.5	140.8	24.7	April 05 - CO, Oct 05 - CO, May 06 - CO, Aug 06 - OOF, May 07 - CO, Jan 08 - OOF	Aug 08 - CO, Nov 08 - OOF	46

OOF = out-of-face grinding
CO = curves only

11.	Please tell us whether you capitalize the lubrication of rail. If so, clarify for us why your accounting policy is appropriate. In this regard, we note from your response to prior comment one that you have not identified lubrication as part of your routine track maintenance. (We understand that it may be included within item number seven of response number one.)

Response:

We expense the cost of rail lubricant as incurred because it does not qualify as an asset. Rail lubricant benefits a single train that passes over the rail; it has no future benefit unlike rail grinding, which extends the life of rail. We included rail lubricant expense within item number seven of response number one to your May 19, 2008 letter.

Disclosure

12.	Please provide in your remaining 2007 [correction 2008] Forms 10-Q, and then in your continuing annual reports, an enhanced accounting policy for the costs that are incurred in connection with your capitalizable projects.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Response:

We note your comment and propose including the following in our future filings. We have not provided a marked copy to show changes from our previously disclosed accounting policy on property and depreciation because this proposal is significantly different:

Property and Depreciation - Our rail operations are highly capital intensive. Properties are carried at cost, and we follow the group method of depreciation. Our large base of homogeneous, network-type assets turns over on a continuous basis. The group method of depreciation treats each asset class as a pool of resources, not as singular items. Under group depreciation, all items with similar physical characteristics, use, and expected life are grouped together in a single asset class, and are depreciated using composite depreciation rates. The cost (net of salvage) of depreciable rail property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. A gain or loss is recognized in other income for all other property upon disposition because the gain or loss is not part of rail operations.

We compute depreciation principally on the straight-line method based on estimated service lives of depreciable property. We use a unit of production convention to depreciate rail in high-density traffic corridors. We calculate service lives using Company-specific retirement data. We perform and submit depreciation rate studies to the STB at least every three years for equipment and every six years for road property (i.e., rail and other track material, ties, and ballast). These rate studies, are reviewed and approved by the STB. These studies are used to develop our approved composite depreciation rates by asset class.

When we purchase an asset, we capitalize all costs necessary to make the asset ready for its intended use. However, many of our assets are self-constructed. A large portion of our capital expenditures is for track structure expansion (capacity projects) and replacement (program projects), which is typically performed by our employees. Costs that are directly attributable or overhead costs that relate directly to capital projects are capitalized. Direct costs that are capitalized as part of self-constructed assets include material, labor, and work equipment. Indirect costs are capitalized if they clearly relate to the construction of the asset. These costs are allocated using appropriate statistical bases, which are consistent with GAAP.

General and administrative expenditures are expensed as incurred. Normal repairs and maintenance are also expensed as incurred, while costs incurred that extend the useful life of an asset are capitalized.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

In addition, based on your previous comments, we expanded the property table that was initially included in our first quarter 2008 Form 10-Q. We will continue to include this table in future filings:

Properties

The following table lists the major categories of property and equipment, as well as the average composite depreciation rate for each category:

Millions of Dollars, Except Percentages	June 30, 2008	Dec. 31, 2007	Depreciation Rate for 2008
Land	$4,763	$4,760	N/A

Road
Rail and other track material	11,022	10,622	4.1%
Ties	6,582	6,354	2.9%
Ballast	3,500	3,369	2.9%
Other [a]	12,172	11,865	2.3%

Total Road	33,276	32,210	3.1%

Equipment
Locomotives	5,175	5,092	4.6%
Freight cars	2,043	2,059	4.1%
Work equipment and other	157	157	3.5%

Total Equipment	7,375	7,308	4.4%

Computer hardware/software and other	490	441	13.2%
Construction in progress	965	935	N/A

Total properties	46,869	45,654	N/A
Accumulated depreciation	(11,909)	(11,496)	N/A

Net properties	$34,960	$34,158	N/A

[a]	Other includes grading, bridges and tunnels, signals, buildings, and other road assets.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call either me at (402) 544-6262, or Jim Theisen, Assistant General Counsel at (402) 544-6765, if you should have any questions, further comments, or wish to have a conference call.

Very truly yours,

/s/ Jeffrey P. Totusek
Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation

cc:	James R. Young, Chairman, President & Chief Executive Officer, Union Pacific Corporation

Robert M. Knight, Jr., Executive Vice President-Finance and Chief Financial Officer, Union Pacific Corporation

Union Pacific Corporation Audit Committee

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Appendix A

Roden, Andrew. “Slaves to the grind: rail grinding technology is developing rapidly to meet changing demands,” International Railway Journal, July 2007.

Roney, Michael. “Advances in rail grinding: experts in wheel and rail management are moving to a standard practice that calls for frequent rail grinding that reshapes rail to well-thought-out profiles,” Railway Track and Structures, June 2002.

Wu, Muimin and others. “Improvement of Effectiveness and Efficiency of Rail Grinding – A Rail Grinding Trial on a Norfolk Southern Railroad Line,” Technology Digest, September 2005.

Wu, Muimin. “Two key aspects in rail grinding-effectiveness and efficiency; researchers look at the effectiveness and efficiency of rail grinding to prolong rail life and reduce maintenance costs,” Railway Track and Structures, December 2004.

Zarembski, Allan. The Art and Science of Rail Grinding. Simmons-Boardman Publishing Company, 2005.